02044225

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated June 24, 2002, announcing a Consulting & Services partnership for PLM (Product Lifecycle Management) services between Volvo IT and Dassault Systemes.

DASSAULT SYSTEMES

Volvo IT and Dassault Systemes in Partnership to Deliver PLM Consulting and Services

Volvo IT will provide Nordic industries with services based on solutions from Dassault Systemes for Product Lifecycle Management (PLM)

Gothenburg (Sweden) and Suresnes (France) – June 24th, 2002 – Dassault Systemes (NASDAQ: DASTY; Euronext Paris: #13065, DSY.PA), and Volvo Information Technology AB (Volvo IT) today announced the signing of a Consulting & Services partnership around Product Lifecycle Management (PLM). The purpose is to jointly supply Nordic industries with solutions that help create and simulate products, and manage their lifecycle, from initial concept to finished product on the market.

Within this partnership, Volvo IT will supply services to support the implementation of Dassault Systemes' 3D PLM solutions, namely CATIA, ENOVIA and SMARTEAM. The services from Volvo IT include consulting services focusing on process development, project management, systems integration, training, operations and infrastructure. A wide range of industries is targeted, including automotive, industrial machinery and high-tech industry.

"Within the next few years, the majority of manufacturing industries will need to invest in PLM system to maintain and strengthen their competitive edge. For many years, Volvo has focused its efforts on this area and, as a result, Volvo IT has acquired a very broad competence within this field. Now, we intend to offer this expertise to companies outside the Volvo Group," says Anders Ydergård, Vice President, Product Development, Volvo IT.

With this agreement, the two companies consolidate and expand a long history of technology cooperation. Volvo IT has a unique knowledge of processes and IT support for PLM based on Dassault Systemes' solutions. Approximately 200 people are involved with computer-aided design, manufacturing and engineering (CAD/CAM/CAE) digital prototypes and product data management (PDM) whose goal is to supply turnkey solutions supporting customer processes for product design, production and after sales.

"We are delighted to welcome Volvo IT as a Consulting and Services Partner. Its industrial expertise and skills around Dassault Systemes 3D PLM solutions uniquely position Volvo IT to provide leading Nordic manufacturers with comprehensive solutions responding to their most demanding requirements," says Jean-Yves Yung, Vice-President, Services, Dassault Systemes.

About Volvo IT

Volvo Information Technology AB was set up in 1998 and is a wholly owned subsidiary of AB Volvo. In addition to infrastructure, operations and applications, Volvo IT also sells consulting services, training and support. Volvo IT has a turnover of more than SEK 5 billion and employs 4,300 people in Europe, North America, South America and Asia. The PLM Solution Center at Volvo IT is staffed by 200 people working with solutions for the CAD/CAM/CAE/PLM market. It undertakes complete implementations of business solutions in the PLM domain and also provides services within business process consulting, project management, systems integration, systems development, IT architecture and training. For more information about Volvo IT please visit www.volvo.com/it.

About Dassault Systemes

Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.

Information about Dassault Systemes is available at http://www.dsweb.com

Volvo IT Press Contact:

Christina Fjellman
+46 70 8667088
Christina.fjellman@volvo.com

Dassault Systemes Press Contact:

Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Dassault Systemes Investor Contacts:

Giles Sanderson, Emma Rutherford, James Melville-Ross
Financial Dynamics
London tel. +44 207 831 3113

Jean-Benoît Roquette
Press: Lorie Lichtlen/Nelly Dimey
Morgen Walke Europe
Paris tel. +33 1 47 03 68 10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, Dassault Systemes, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 25, 2002

DASSAULT SYSTEMES

By:
Name: Thibault de Tersant
Title: Executive Vice-President, Finance and Administration